UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 3, 2016

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 3, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 3, 2016	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2016 RESULTS

Highlights

•
Reported GAAP net loss of $5.5 million, or $0.03 per share, and adjusted net loss of $1.5 million, or $0.01 per share, (excluding items listed in Appendix A to this release) in the third quarter of 2016.

•	Generated free cash flow of $26.6 million in the third quarter of 2016.

•	Declared cash dividend of $0.03 per share for the third quarter of 2016, representing the minimum quarterly dividend.

•	In October 2016, Teekay Tankers entered into agreements to sell its final Medium Range (MR) product tanker and two older Suezmax tankers for aggregate proceeds of approximately $47.0 million.

•
Since August 2016, Teekay Tankers continued to grow its ship-to-ship lightering business, securing two significant lightering contracts with major oil companies, providing cargo volumes for up to three vessel-equivalents per year.

Hamilton, Bermuda, November 3, 2016 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2016:

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2016	June 30, 2016	September 30, 2015
GAAP FINANCIAL COMPARISON
Total revenues	104,621	139,621	126,401
Net (loss) income	(5,457)	22,486	40,950
Net (loss) income per share	(0.03)	0.14	0.31
Weighted average number of common shares - basic	156,284,136	156,208,917	134,630,768
NON-GAAP FINANCIAL COMPARISON
Adjusted net (loss) income (1)	(1,475)	31,600	40,297
Adjusted net (loss) income per share (1)	(0.01)	0.20	0.30
Free cash flow (1)	26,640	59,600	59,354
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (or GAAP).
GAAP net loss and adjusted net loss were impacted by lower spot tanker rates in the third quarter of 2016 compared to the same period of the prior year, partially offset by an increase in fleet size as a result of the acquisition of 19 modern mid-size tankers during 2015. GAAP net loss was also impacted by the write-down of one MR tanker that is scheduled to be sold in early-November 2016, partially offset by an increase in unrealized gains on derivative instruments.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the third quarter of 2016, we generated free cash flow of $26.6 million and declared a dividend of three cents per share,” commented Kevin Mackay, Teekay Tankers’ Chief Executive Officer.  “Our results during the quarter were impacted by the lowest quarterly crude tanker rates in three years resulting from various factors, including normal seasonality, reduced oil supply due to temporary outages in key export regions, and lower refinery throughput.  Many of the seasonal factors and temporary outages have now diminished or passed, resulting in significantly higher tanker rates so far in the fourth quarter compared with this past August.  We anticipate rates for mid-size tankers will continue to strengthen into the fourth quarter, allowing Teekay Tankers to continue to generate strong cash flow and strengthen its balance sheet.”
Mr. Mackay added, “Teekay Tankers recently agreed to sell its last remaining MR product tanker and two older Suezmax tankers for total proceeds of approximately $47.0 million, which, when combined with cash flow generated during the quarter, will further delever our balance sheet to below 49 percent on a net debt to book capitalization basis.”
“We have also continued to focus on growing our ship-to-ship lightering business in the U.S. Gulf, and I am pleased to report that we have recently secured two key lightering contracts with major oil companies, strengthening our position in this business and providing us with cargo volumes to employ up to three Aframax tankers per year,” Mr. Mackay continued.  “Our lightering business benefits from our strong U.S. Gulf presence through our Aframax RSA pool and provides Teekay Tankers with the opportunity to earn above market rates.”
Summary of Recent Developments
Sale of Three Conventional Tankers
In October 2016, Teekay Tankers agreed to sell its remaining MR product tanker and two 2002-built Suezmax tankers for aggregate proceeds of approximately $47.0 million. The MR product tanker is expected to be delivered in November 2016 and the two Suezmax tankers are expected to be delivered between late-2016 and early-2017.
Growing Teekay Tankers' Lightering Business
Since August 2016, Teekay Tankers has secured two significant ship-to-ship lightering contracts with major oil companies for up to 24 months commencing in the fourth quarter of 2016. These contracts are expected to utilize up to three Aframax vessel-equivalents at a premium to current spot market rates.
Tanker Market
Crude tanker rates fell to a three-year low in the third quarter of 2016 as normal seasonality was compounded by oil production outages in key Aframax and Suezmax load areas, a shift to shorter-haul trade routes as a result of production outages in the Atlantic, very low refinery throughput, and tanker fleet growth.
Nigerian crude oil production fell to a low of 1.4 million barrels per day (mb/d) during the third quarter of 2016, down from 1.8 mb/d at the start of the year and well below Nigeria’s maximum production capacity of 2.2 mb/d. This led to a reduction in cargoes from West Africa, which had a negative impact on the Suezmax market. Furthermore, a shift by Asian buyers from Atlantic oil barrels to more Middle-Eastern oil barrels reduced overall tanker ton-mile demand. Although global oil demand remains robust, refineries have lowered their purchases of crude oil due to high inventory levels, which impacted tanker demand during the third quarter of 2016. Finally, there has been an acceleration in tanker fleet growth in recent months with 18 Suezmax tanker newbuildings delivered since the start of May 2016 versus just two deliveries in the first four months of 2016.
Crude tanker rates have recovered during the early part of the fourth quarter of 2016, in tandem with a recovery in Nigerian oil production as force majeures are lifted, and as refineries have increased purchases of crude oil ahead of the peak winter demand season. In addition, an increase in Libyan crude oil exports upon the reopening of key ports, and the first export cargos from the Kashagan field via Baltic and Black Sea ports, are further supporting mid-size crude tanker demand in the Atlantic basin. With the onset of winter weather conditions and associated vessels delays, crude tanker rates are expected to continue to improve through the winter months.
Looking ahead to 2017, the International Energy Agency (IEA) forecasts global oil demand growth of 1.2 mb/d, which is similar to 2016 levels. In addition, the IEA is forecasting an increase in non-OPEC production during 2017 including higher volumes from Brazil and Kazakhstan, both of which are expected to contribute to increased demand for mid-size tankers. Recovering supply in Nigeria and Libya are also expected to be positive for mid-size tanker demand, although a potential reduction in supply from other parts of OPEC could weigh on crude tanker demand should OPEC decide to introduce production limits at its upcoming meeting on November 30, 2016.
The global tanker fleet grew by approximately 24 million deadweight tons (mdwt), or 4.6 percent, during the first nine months of 2016. The tanker fleet is projected to grow by a further 5 percent in 2017 as the orderbook delivers, which is in line with the historical average. Looking further ahead, a lack of new vessel ordering in 2016-to-date due to restricted access to capital is expected to give rise to much lower fleet growth in 2018. In addition, recent actions by the International Maritime Organization (IMO) on various regulatory agendas could result in increased scrapping of older vessels due to the heavy capital cost requirements necessary to comply with new regulations.
Overall, the Company expects the tanker market to improve over the coming winter months due to normal winter seasonality coupled with the return of Atlantic basin oil production.
Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in pools and full service lightering measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	September 30, 2016(i)	June 30, 2016(i)	September 30, 2015(i)
Time Charter-Out Fleet
Suezmax revenue days	268	182	133
Suezmax TCE per revenue day	$26,675	$32,404	$33,646
Aframax revenue days	568	586	642
Aframax TCE per revenue day	$23,282	$24,174	$19,528
LR2 revenue days	97	91	83
LR2 TCE per revenue day	$25,228	$25,500	$25,515

Spot Fleet
Suezmax revenue days	1,742	1,695	818
Suezmax spot TCE per revenue day (ii)	$17,603	$31,040	$34,774
Aframax revenue days	1,111	1,271	1,177
Aframax spot TCE per revenue day (iii)	$14,894	$22,949	$32,719
LR2 revenue days	705	728	773
Taurus LR2 spot TCE per revenue day	$15,384	$21,015	$33,555
MR revenue days	123	182	276
MR spot TCE per revenue day	$12,224	$17,128	$23,782

Total Fleet
Suezmax revenue days	2,010	1,877	951
Suezmax TCE per revenue day	$18,811	$31,172	$34,617
Aframax revenue days	1,679	1,857	1,819
Aframax TCE per revenue day	$17,732	$23,335	$28,063
LR2 revenue days	802	819	856
LR2 TCE per revenue day	$16,575	$21,513	$32,777
MR revenue days	123	182	276
MR TCE per revenue day	$12,224	$17,128	$23,782

(i)
The TCE rates in the table above include the results of the acquisition of the two conventional tankers from Teekay Offshore Partners L.P. (Teekay Offshore) from the date of their acquisition in December 2015.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Gemini Suezmax pool and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax pools, non-pool voyage charters and full service lightering voyages.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of November 3, 2016 (including one committed time charter-out contract and one committed time charter-in contract. Also excluded are one MR tanker that the Company has agreed to sell and is expected to be delivered in November 2016 and two Suezmax tankers that the Company has agreed to sell and are expected to be delivered between late-2016 and early-2017):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	4	-	4
Aframax Tankers	6	-	6
LR2 Product Tankers(i)	2	1	3
VLCC Tanker(ii)	1	-	1
Total Fixed-Rate Fleet	13	1	14
Spot-rate:
Suezmax Tankers	16	-	16
Aframax Tankers(iii)	8	5	13
LR2 Product Tankers	5	-	5
MR Product Tankers	-	-	-
Total Spot Fleet	29	5	34
STS Support Vessels	6	1	7
Total Teekay Tankers Fleet	48	7	55

(i)	Includes one Long Range 2 (LR2) product tanker with a charter-in contract that is scheduled to expire in May 2017.

(ii)	The Company’s ownership interest in this vessel is 50 percent.

(iii)	Includes five Aframax tankers with charter-in contracts that are scheduled to expire between April 2017 and March 2021; three of these charter-in vessel contracts include options to extend.

Liquidity Update
As at September 30, 2016, the Company had total liquidity of $119.2 million (comprised of $59.2 million in cash and cash equivalents and $60.0 million in undrawn revolving credit facilities), compared to total liquidity of $93.0 million as at June 30, 2016.
Conference Call
The Company plans to host a conference call on Thursday, November 3, 2016 at 1:00 p.m. (ET) to discuss its results for the third quarter of 2016. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 499-4035 or (416) 204-9269, if outside of North America, and quoting conference ID code 7880269.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 17, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7880269.
About Teekay Tankers
Teekay Tankers currently owns a fleet of 41 double-hull tankers, including 20 Suezmax tankers, 14 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has six contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net (Loss) Income and Free Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.
Adjusted Net (Loss) Income
Adjusted net (loss) income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Free Cash Flow
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)	(unaudited)(1)

Net pool revenues	49,174	90,446	92,022	250,426	263,510
Time charter revenues	23,276	22,621	20,339	68,884	48,387
Voyage charter revenues (2)	23,176	16,025	5,502	59,750	20,327
Other revenues (3)	8,995	10,529	8,538	30,132	12,983
Total revenues	104,621	139,621	126,401	409,192	345,207

Voyage expenses (2)	(14,933)	(9,758)	(2,653)	(37,514)	(10,164)
Vessel operating expenses	(44,783)	(46,389)	(35,267)	(136,245)	(87,085)
Time-charter hire expense	(11,335)	(15,913)	(21,382)	(47,964)	(53,178)
Depreciation and amortization	(25,888)	(25,621)	(17,878)	(78,576)	(48,346)
General and administrative expenses	(3,572)	(4,769)	(4,310)	(13,774)	(10,992)
Asset impairments (4)	(7,766)	(6,420)	—	(14,186)	—
Loss on sale of vessel	(137)	—	—	(137)	—
Restructuring charges (3)	—	—	(327)	—	(4,772)
(Loss) income from operations	(3,793)	30,751	44,584	80,796	130,670

Interest expense	(6,809)	(7,341)	(4,008)	(22,421)	(9,659)
Interest income	18	26	28	70	67
Realized and unrealized gain (loss) on
derivative instruments (5)	3,629	(3,750)	(1,031)	(7,902)	(2,095)
Equity income (6)	1,045	4,740	2,762	9,599	8,931
Other income (expense)	453	(1,940)	(1,385)	(4,133)	(1,838)
Net (loss) income	(5,457)	22,486	40,950	56,009	126,076

(Loss) income per share attributable to
shareholders of Teekay Tankers
- Basic	(0.03)	0.14	0.31	0.36	1.02
- Diluted	(0.03)	0.14	0.30	0.36	1.02

Weighted-average number of total common
shares outstanding
- Basic	156,284,136	156,208,917	134,630,768	156,192,572	121,933,274
- Diluted	156,284,136	156,446,895	135,174,756	156,458,691	122,504,070

(1)
The Company acquired two vessels on December 18, 2015 from Teekay Offshore, which is controlled by Teekay Corporation. Results for the two conventional tankers for the periods prior to their acquisitions by the Company when they were owned and operating under the control of Teekay Corporation, are referred to as the Entities under Common Control and periods prior to their acquisitions have been recast to include their results in accordance with Common Control accounting as required under GAAP. The Entities under Common Control amounts included in the financial results are summarized for the respective periods in Appendix A. The amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore have no effect on the adjusted net (loss) income attributable to the shareholders or free cash flow of the Company for any period.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $8.5 million, $6.2 million and $0.9 million for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015, respectively, and $23.7 million and $0.9 million for the nine months ended September 30, 2016 and 2015, respectively.

(3)
Other revenues include lightering support and LNG services revenue, in-process revenue contracts and the associated 100 percent reimbursement of the Hugli Spirit redundancy cost from a customer. During the three months ended September 30, 2015, the Company incurred $0.3 million of restructuring costs related to the ship-to-ship transfer business. During the nine months ended September 30, 2015, the Company incurred $4.7 million of restructuring charges, of which $4.4 million related to customer-funded redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer during the three months ended March 31, 2015.

(4)
In October 2016, the Company entered into a Memorandum of Agreement to sell the Hugli Spirit MR product tanker for $13.2 million, resulting in the recognition of an asset impairment of $7.8 million in the three months ended September 30, 2016 as the vessel was written down to its sales price. In June 2016, the Company entered into a Memorandum of Agreement to sell the Teesta Spirit MR product tanker for $14.0 million, resulting in the recognition of an asset impairment of $6.4 million in the three months ended June 30, 2016 as the vessel was written down to its sales price.

(5)
Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $1.2 million, $1.3 million and $2.5 million for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015, respectively, and $12.1 million and $7.4 million for the nine months ended September 30, 2016 and September 30, 2015, respectively. This is partially offset by realized gains relating to a time-charter swap agreement of $1.1 million and $0.1 million for the three months ended September 30, 2016 and June 30, 2016, respectively, and $1.2 million for the nine months ended September 30, 2016.

(6)
Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 18 conventional tankers as at September 30, 2016, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay Corporation’s conventional tanker commercial and technical management operations. The decrease in equity income from the High-Q joint venture for the three months ended September 30, 2016, compared to the prior quarter, is primarily due to a profit share of $1.5 million recognized in the three months ended June 30, 2016.

Components of equity income are detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
High-Q Joint Venture	894	2,202	663	3,425	2,036
Tanker Investments Ltd.	(325)	1,426	1,083	3,181	4,497
Teekay Tanker Operations Ltd.	476	1,112	1,016	2,993	2,398
Total equity income	1,045	4,740	2,762	9,599	8,931

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	59,237	58,018	96,417
Restricted cash	1,000	1,000	870
Pool receivable from affiliates	14,073	30,396	62,735
Accounts receivable	25,245	43,611	28,313
Vessel held for sale	13,151	14,000	—
Due from affiliates	52,501	80,075	67,159
Current portion of derivative asset	1,554	1,345	—
Prepaid expenses	20,053	22,736	24,320
Vessels and equipment - net	1,664,859	1,706,288	1,767,925
Investment in and advances to equity accounted
investments	78,771	77,862	86,808
Derivative asset	717	916	5,164
Intangible assets - net	18,491	19,342	29,619
Goodwill	8,059	8,059	—
Other non-current assets	73	82	146
Total assets	1,957,784	2,063,730	2,169,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	36,117	57,905	78,746
Current portion of long-term debt	155,690	151,761	174,047
Current portion of derivative liabilities	1,861	3,248	6,330
Current portion of in-process revenue contracts	—	—	1,223
Deferred revenue	1,955	475	2,676
Due to affiliates	26,470	15,409	26,630
Long-term debt	810,961	892,509	990,558
Other long-term liabilities	14,056	17,106	11,805
Equity	910,674	925,317	877,461
Total liabilities and equity	1,957,784	2,063,730	2,169,476

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2016	2015
	(unaudited)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	181,455	144,837

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	875,467	575,328
Repayments of long-term debt	(119,252)	(21,276)
Prepayment of long-term debt	(957,541)	(191,592)
Repayment of long-term debt of Entities under Common Control	—	(3,971)
Net advances to affiliates	—	(3,156)
Equity contribution from Teekay Corporation to Entities under Common Control	—	1,641
Cash dividends paid	(42,159)	(10,519)
Proceeds from equity offerings, net of offering costs	—	227,995
Net financing cash flow	(243,485)	574,450

INVESTING ACTIVITIES
Net proceeds from sale of vessel	14,078	—
Expenditures for vessels and equipment	(6,728)	(230,664)
Expenditures for Principal Maritime vessel acquisitions	—	(526,021)
Return of capital from (investment in) Teekay Tankers Operations Ltd.	15,000	(239)
Loan repayments from equity accounted investment	2,500	1,000
Acquisition of SPT	—	(45,581)
Net investing cash flow	24,850	(801,505)

Decrease in cash and cash equivalents	(37,180)	(82,218)
Cash and cash equivalents, beginning of the period	96,417	162,797
Cash and cash equivalents, end of the period	59,237	80,579

(1)
In accordance with GAAP, the statements of cash flow for the nine months ended September 30, 2015 include the Entities under Common Control results for the two vessels acquired from Teekay Offshore in December 2015 to reflect the ownership of the vessels from the time they were owned and operating under the control of Teekay Corporation. Any amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore have no effect on the adjusted net (loss) income attributable to the shareholders or free cash flow of the Company for any period.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2016		September 30, 2015
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(5,457)	($0.03)	40,950	$0.30
Add:
Net loss attributable to the Entities under Common Control (2)	—	—	263	—

Net (loss) income attributable to shareholders of Teekay Tankers	(5,457)	($0.03)	41,213	$0.30

Add (subtract) specific items affecting net (loss) income:
Asset impairment (3)	7,766	$0.05	—	—
Unrealized gain on derivative instruments(4)	(3,810)	($0.03)	(1,445)	($0.01)
Loss on sale of vessel	137	—	—	—
Other (5)	(111)	—	529	$0.01
Total adjustments	3,982	$0.02	(916)	—
Adjusted net (loss) income attributable to shareholders of Teekay
Tankers	(1,475)	($0.01)	40,297	$0.30

(1)	Fully diluted per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

(3)	See note 4 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

(4)
Reflects unrealized gains due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant.

(5)	The amounts recorded for the three months ended September 30, 2016 and 2015 primarily relate to unrealized derivative gains and losses in joint ventures and foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	September 30, 2016	September 30, 2015
	(unaudited)	(unaudited)

Net (loss) income - GAAP basis	(5,457)	40,950
Subtract:
Net income attributable to the Entities under Common Control (1)	—	263
Net (loss) income attributable to shareholders of Teekay Tankers	(5,457)	41,213

Add:
Depreciation and amortization	25,888	17,399
Proportionate share of free cash flow from equity accounted investments	2,227	4,210
Asset impairment	7,766	—
Loss on sale of vessel	137	—
Other	934	739

Less:
Equity income	(1,045)	(2,762)
Unrealized gain on derivative instruments	(3,810)	(1,445)
Free cash flow	26,640	59,354

Weighted-average number of common shares outstanding for the quarter	156,284,136	134,630,768

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, crude oil tanker demand, and the impact of the new IMO convention on ballast water treatment; tanker fleet utilization and spot tanker rates, particularly in the upcoming winter months, including the impact on the Company’s cash flows and balance sheet; the effect of changes in oil prices and refinery throughput; the timing and impact of the Company’s lightering contracts; and vessel sales, including the impact on the Company’s financial leverage. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: a delay in, or failure to complete, the sale of the Hugli Spirit; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.